APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bitty Golf, LLC
Balance Sheet - unaudited
For the period ended March 31, 2021

	Q1 2021 31-Mar-21	Q4 2020 31-Dec-20
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-

TOTAL ASSETS $ - $ -

LIABILITIES

Current Liabilities:

Accounts Payable	$ -	$
Business Credit Cards	-	
Sales Tax Payable	-	
Payroll Liabilities	-	
Other Liabilities	-	
Current Portion of Long-Term Debt	-	
Total Current Liabilities	-	

Long-Term Liabilities:

Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-

EQUITY

Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-

TOTAL LIABILITIES & EQUITY $ - $ -

Balance Sheet Check -

I, Katy Schaan, certify that:

1. The financial statements of Bitty Golf included in this Form are true and complete in all material respects; and
2. The tax return information of Bitty Golf has not been included in this Form as Bitty Golf was formed on 08/03/2020 and has not filed a tax return to date.

Signature   *Katy Schaan*

Name: Katy Schaan

Title: Managing Member